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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53003

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rhone Group Advisors LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

630 Fifth Avenue
(No. and street)

New York	**NY**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vito Badalamenti   **(212) 218-6793**
                                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See
Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

RHONE GROUP ADVISORS LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

☒		Report of Registered Independent Public Accounting Firm.
☒	(a)	Facing Page.
☒	(b)	Statement of Financial Condition.
☐	(c)	Statement of Operations.
☐	(d)	Statement of Cash Flows.
☐	(e)	Statement of Changes in Member's Equity.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
☒		Notes to Financial Statements.
☐	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
☐	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable)
☐	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
☐	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Not Required).
☐	(k)	A Reconciliation between the Audited and Unaudited Statement of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
☐	(l)	An Oath or Affirmation.
☐	(m)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Allison Steiner, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Rhone Group Advisors L.L.C. (the "Company") as of December 31, 2017, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

Allison Steiner,
Chief Compliance Officer

Subscribed to before me this
28TH the date of _Feb_ 2018

_____
Notary Public

KATHRYN S CHENG
Notary Public, State of New York
No. 01CH6366863
Qualified in New York County
Commission Expires November 06, 20 21

Rhône Group Advisors L.L.C.

Statement of Financial Condition

As of December 31, 2017

Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Rhône Group Advisors L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rhône Group Advisors L.L.C. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2018

We have served as the Company's auditor since 2009.

Rhône Group Advisors L.L.C.

Statement of Financial Condition

As of December 31, 2017

Assets

Cash and cash equivalents	$	279,018
Prepaid expenses		19,360
Total assets	$	298,378

Liabilities

Accounts payable and accrued expenses	$	37,090
Total liabilities		37,090
Member's equity		261,288
Total liabilities and member's equity	$	298,378

See accompanying notes to this Statement of Financial Condition.

1. Organization and Business

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed by Rhône Group L.L.C. ("Group" or "Parent") on August 11, 2000, and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with National Association of Securities Dealers on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in United States of America ("GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

Recent Accounting Pronouncement

In May 2014, the FASB issued Accounting Standard Update ("ASU") 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. ASU 2015-14 applies to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. In December 2016, FASB issued ASU 2016-20 *Technical Correction and Improvement (Topic 606): Revenue from Contracts with Customers*, which amends the guidance in ASU 2014-09. The effective date and transition requirements for the ASU are the same as ASU 2014-09. The Company adopted the revenue recognition guidance on January 1, 2018. The Company did not have contracts with clients for which it earned revenue during the year, nor any at the time of adoption. Therefore, the adoption did not have a have a material impact on the Company's financial statement.

Notes to Statement of Financial Condition (continued)

For the Year Ended December 31, 2017

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all demand deposits with banks with original maturities of up to three months to be cash and cash equivalents. The cash equivalents are invested in a money market fund. The money market fund is valued using the published net asset value ("NAV"), which is redeemable daily.

Prepaid Expenses

Prepaid expenses primarily consists of regulatory registration fees. Such expenses are amortized over a fixed period of time as the benefit is received.

Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Fair Value Measurements

The Company follows Fair Value Measurements and Disclosures Topic 820 of the FASB Codification ("ASC 820"). Under ASC 820, the Company is required to characterize its financial assets as Level I, Level II or Level III based upon the various inputs or methodologies used to value the financial assets. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level I – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

- Level II – Observable inputs, other than quoted prices included in Level I, for the assets or liability or prices for similar assets and liabilities.

- Level III – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

Substantially all of the financial assets and liabilities such as cash and cash equivalents, are recorded at fair value or carrying amounts that approximate fair value as a result of the short term to maturity of the instruments.

Rhône Group Advisors L.L.C.

Notes to Statement of Financial Condition (continued)

For the Year Ended December 31, 2017

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents include investments in highly liquid securities such as money market funds. At December 31, 2017, cash and cash equivalents includes $126,744 in a non-interest bearing account and an investment in a JP Morgan Treasury Plus Money Market Fund totaling $152,274, which was measured using a Level I input. Total cash and cash equivalents at December 31, 2017 are $279,018.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2017 that are not measured at fair value in the Company's consolidated statement of financial condition.

	Fair Value Measurements				
	Total Fair Value	Carry Value	Level I	Level II	Level III
Cash Equivalents	$ 152,274	$ 152,274	$ 152,274	-	-

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. During the year ended December 31, 2017, there were no transfers of investments between the different levels of the fair value hierarchy.

3. Income Taxes

Federal, state and local income taxes have not been assessed on the profits, if any, of the Company as members of Group are individually liable for their own tax payments.

The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. No provision for federal or state and local income taxes has been made since the Parent is responsible for any income taxes associated with such income. Parent is the owner and may be liable for New York City Unincorporated Business Tax ("UBT"). Parent records any corresponding tax benefit or liability on its consolidated financial statement. During the year ended December 31, 2017, losses were generated by the Company, creating a UBT deferred tax benefit for the Parent. This benefit will offset current or future years UBT of the Parent.

Based on its analysis, the Parent has determined that the Company does not have any uncertain tax positions that require recognition or measurement in the Company's Statement of Financial Condition.

Rhône Group Advisors L.L.C.

Notes to Statement of Financial Condition (continued)

For the Year Ended December 31, 2017

4. Related Party Transactions

The Company entered into a service agreement with Group on December 1, 2003. Under the service agreement the Company agreed to reimburse Group for all expenses directly attributable to the Company, and an allocable portion of expenses paid by Group for which the Company had indirectly derived benefit. On August 1, 2011, the service agreement was amended, and Group elected to forego the expense reimbursement payments due in the future and instead will make a capital contribution to the Company equal to the allocable expenses from Parent. Such contributions are made to Company through the settlement of the intercompany accounts associated with the expenses allocated to the Company. In addition to such contributions, the Parent contributed $100,000 of capital to Company during the year ended December 31, 2017.

The Service Agreement may be terminated by either party upon five business days prior written notice to the other party.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2017, the Company had net capital of $238,883 which was $138,883 in excess of its minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

6. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the date of issuance of this financial statement and has determined that there were no subsequent events requiring recognition or disclosure in the financial statement.

Rhône Group Advisors L.L.C.
(A Wholly-owned Subsidiary of Rhône Group L.L.C.)
(SEC I.D. No. 8-53003)

STATEMENT OF FINANICAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document